Filed by Marriott International, Inc.

Pursuant to Rule 425 under the

Securities Act of 1933, as amended,

and deemed filed pursuant to Rule 14a-6(b)

of the Securities Exchange Act of 1934, as amended

Subject Company: Starwood Hotels & Resorts Worldwide, Inc.

Commission File No. for Registration Statement on

Form S-4 filed by Marriott International, Inc.: 333-208684

The following was sent to all Marriott International Leaders from President and Chief Executive Officer Arne Sorenson.

Dear Marriott International Leaders:

We just distributed a press release announcing that Starwood’s Board of Directors decided that our revised bid, submitted over the weekend, is superior to the Anbang consortium offer and has accepted our new terms. More details are available in the press release.

Shortly a note will go out to all associates providing details of the revised bid and some important context around how we arrived at this moment. As leaders in this organization, you will likely get questions about the transaction and what the events of the past week and the news today means for our company. Below are some talking points that we hope will be useful in your communications.

Thanks for all of your continued efforts and dedication to Marriott.

Arne

Overview of the Revised Deal Basics

•	Our revised bid values Starwood at $13.6 billion, or $79.53 a share. The exchange ratio was revised to 0.80 shares of Marriott common stock for each share of Starwood stock from 0.92 in the prior offer.

•	We increased the cash paid per share of Starwood stock to $21.00 from $2.00.

•	The deal is still a combination of stock and cash consisting of $10.0 billion of Marriott International stock based on the closing price of $73.16 on March 18, 2016 and $3.6 billion of cash.

•	Beyond the math, the strategic story hasn’t changed. The simple fact remains that the combination of Marriott and Starwood will create a premier lodging company that will offer broader choice for guests, greater benefits for owners and franchisees, more opportunities for associates and increased value for shareholders of both companies.

•	Over the course of the last few months we’ve had an opportunity to learn even more about Starwood through our integration process and we believe that the benefits of combining both companies are even more compelling than our original expectations.

•	After five months of extensive due diligence and joint integration planning with Starwood, including a careful analysis of the brand architecture and future development prospects, we are even more excited about the power of the combined companies and the upside growth opportunities. We are also more confident of achieving our updated target of $250 million of cost synergies. With a higher cash component in the purchase price, we have improved the transaction’s financial structure as well.

What Comes Next

•	Now that Starwood’s Board has accepted our revised bid, we’ll continue the work of completing this transaction – work that includes obtaining shareholder approvals, the remaining regulatory consents and the satisfaction of other customary closing conditions, and of course, integration.

•	We have agreed to adjourn the dates of our shareholder meetings to April 8, 2016. Assuming we receive the necessary approvals, we continue to expect the transaction will close in mid-2016.

•	It’s possible that Anbang or others could attempt to make another bid for Starwood, because Starwood is a public company, but no bids can be made or considered after Starwood’s shareholder vote takes place.

•	We’ve made it clear to Starwood that this offer is aligned with the value we see in Starwood – particularly after months of due diligence through our integration process.

•	The revised agreement includes a break fee of $450 million due to Marriott should Starwood ultimately decide to accept another bid.

•	Our focus now is to continue the process of integration and complete the closing conditions, and we and Starwood believe this revised bid offers the best course for Starwood and Marriott shareholders.

Additional Information and Where to Find It

This communication relates to a proposed business combination between Marriott and Starwood. In connection with this proposed business combination, on February 16, 2016, Marriott filed a registration statement on Form S-4 with the Securities and Exchange Commission (the “Commission”) that contains a joint proxy statement/prospectus and other relevant documents concerning the proposed business combination. The registration statement on Form S-4 was declared effective by the Commission on February 17, 2016. Each of Marriott and Starwood mailed the joint proxy statement/prospectus to its respective stockholders beginning on or around February 19, 2016. INVESTORS AND SECURITY HOLDERS OF MARRIOTT AND STARWOOD ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS THAT MAY BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors and security holders may obtain a free copy of the joint proxy statement/prospectus and other documents (when available) that Marriott and Starwood file with the SEC at the SEC’s website at www.sec.gov. In addition, these documents may be obtained from Marriott free of charge by directing a request to investorrelations@marriott.com, or from Starwood free of charge by directing a request to ir@starwoodhotels.com.

Note on forward-looking statements: This communication contains “forward-looking statements” within the meaning of U.S. federal securities laws, including the parties’ plans for closing the transaction; statements concerning the benefits of the transaction and other anticipated future events and expectations that are not historical facts. We caution you that these statements are not guarantees of future performance and are subject to numerous risks and uncertainties, including the receipt of necessary consents, and other risk factors that we identify in our most recent annual report on Form 10-K and in the joint proxy statement / prospectus on Form S-4 that we filed with the U.S. Securities and Exchange Commission on February 16, 2016. Any of these factors could cause actual results to differ materially from the expectations we express or imply in this communication. We make these forward-looking statements as of the date of this communication. We undertake no obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.